Exhibit (e4)
Mailing Address: Principal Life Insurance Des Moines, IA 50392-0001 Insurance Company Application Proposed Insured D.O.B. / / Policy Number (If known)
PART B All references to “you” mean the Proposed Insured. ACTIVITIES/HEALTH HABITS
1. In the last five years have you, or do you have plans to: a. be a member of any armed forces or military unit? Yes No b. pilot any type of aircraft? ... Yes No c. engage in scuba/skin diving, motor vehicle racing, skydiving or any other hazardous sporting activity? .... Yes No d. live outside the
United States or Canada? (If yes, explain below ) Yes No e. travel outside the United States or Canada? (If yes, explain below) Yes No 2. In the last five years have you: a. been in a motor vehicle accident, been charged with driving while intoxicated or had more than one moving violation? (If yes, explain below) Yes No b. been on parole or probation or charged with a felony or misdemeanor? (If yes, explain below) . Yes No 3. In the last ten years have you used any tobacco or nicotine products? Yes No (Indicate date last used and amount per day) a. cigarettes d. pipe b. cigars e. chewing tobacco/snuff c. nicotine patch/gum f. other 4. In the last ten years have you consumed alcoholic beverages? Yes No If yes, date last used? Number of drinks per week: 5. In the last ten years have you used cocaine, marijuana, methamphetamines, barbiturates or other controlled substances? Yes No 6. Have you ever been advised to limit or discontinue the use of alcohol or drugs; or sought or received treatment because of your alcohol or drug use? Yes No
DETAILS TO QUESTIONS 1-6
Quest. # Include dates and details as requested above.

Mailing Address: Principal Life Insurance Des Moines, IA 50392-0001 Insurance Company Application Proposed Insured D.O.B. / / Policy Number (If known) PART B – (Continued) INCOME/OCCUPATION For Life, complete questions 7 and 8. For DI, complete questions 8-17. In all cases, Part B continues on the next page.
7. Annual income from occupation $ Other Income $
Source of other income Net Worth (Assets – Liabilities) $
8. Primary occupation Employer
9. Current Employment Information a. Type of business or industry b. Job title c. What are your job activities and percentage of time spent in each?
d. How many hours do you usually work per week in your primary job? e. Total number of employees: Full-time Part-time Sub-contracted f. How many employees do you supervise?
10. How long have you been employed by your current employer? (If less than three years, provide details below, e.g., employers, occupations and dates for last five years.) 11. Do you work out of your home? (If yes, how many hours per week? ) Yes No 12. Do you have any other part-time or full-time jobs? (If yes, explain below) Yes No 13. Are you actively at work on a full-time basis without medical restriction? (If no, explain below) ... Yes No 14. Do you intend to change jobs or employment in the next 6 months? (If yes, explain below) ..... Yes No 15. Have you ever requested or received any type of disability benefits (including workers’ compensation and state disability) for an injury or illness? (If yes, explain below) Yes No 16. Do you have an ownership interest in any business you work for? Yes No If yes, ownership percentage length of ownership Type of business: C Corporation S Corporation Partnership Sole Proprietorship Limited Liability Company Other 17. Have you, or any business owned in whole or part by you, ever been in bankruptcy or any similar proceedings? (If yes, provide date discharged, type and chapter) Yes No
DETAILS TO QUESTIONS 7-17
Quest. # Include dates and details as requested above.

Mailing Address: Principal Life Insurance Des Moines, IA 50392-0001 Insurance Company Application Proposed Insured D.O.B. / / Policy Number (If known)
PART B – (Continued) MEDICAL HISTORY (Provide details to yes answers, questions 18-20 below)
18. In the last ten years, have you had, been treated for or been diagnosed as having: a. high blood pressure, heart attack, chest pain, heart murmur, irregular heart beat, stroke, or any other disease or disorder of the heart or blood vessels? Yes No b. cancer or a tumor, cyst or growth? Yes No c. asthma, bronchitis, emphysema, tuberculosis or any other disease or disorder of the lungs or respiratory system? Yes No d. seizure, paralysis, headaches, multiple sclerosis or any other disease or disorder of the brain or nervous system? Yes No e. chronic fatigue, stress, depression, anxiety or any other emotional or psychological disorder? Yes No f. hepatitis, colitis, ulcer, cirrhosis, irritable bowel or any other disease or disorder of the liver, gallbladder, pancreas or digestive tract? Yes No g. diabetes, borderline diabetes, sugar in the urine, thyroid disorder or any other disease or disorder of the glandular system? Yes No h. kidney stones, nephritis, any blood or protein in the urine, sexually transmitted disease, prostate disorder, breast disorder or any other disease or disorder of the urinary or reproductive system? Yes No i. back or neck pain, disc problems, spinal sprain or strain, sciatica, arthritis, carpal tunnel syndrome, or any other disease or disorder of the bones, joints, or muscles? ... Yes No j. any disease or disorder of the eyes, ears, nose, throat or skin? Yes No 19. (DI Only) Are you currently pregnant or have you had complications of pregnancy in the last ten years? Yes No 20. In the last ten years, have you had, been treated for or been diagnosed as having HIV (Human Immunodeficiency Virus) infection, positive HIV (Human Immunodeficiency Virus) test or AIDS (Acquired Immunodeficiency Syndrome)? Yes No
DETAILS TO QUESTIONS 18-20
Quest. # For yes answers, include dates, details, diagnosis, types and results of treatment, healthcare provider’s full name and address.

Mailing Address: Principal Life Insurance Des Moines, IA 50392-0001 Insurance Company Application Proposed Insured D.O.B. / / Policy Number (If known)
PART B – (Continued) MEDICAL HISTORY (Provide details to yes answers, questions 21-26 below)
21. Who is your Primary Physician? None a. Name Phone Number
Street City State Zip b. Date last seen, reason and details
22. In the last ten years: a. have you had any medical tests, hospitalization, illness or injury not provided in response to a previous question? (If yes, explain below) Yes No b. have you consulted a doctor, chiropractor, psychiatrist, psychologist, counselor, therapist or other healthcare provider not provided in response to a previous question? (If yes, explain below) Yes No 23. Are you taking or have you been advised to take any medication or treatment not provided in response to a previous question? (If yes, explain below) Yes No 24. Current Ht. Wt. Have you lost more than 10 lbs. in the last year? Yes No If yes, lbs./kgs. Indicate reason 25. a. Has either of your natural parents lived to at least age 60? Yes No b. Do any of your natural parents or siblings have a history of diabetes, cancer, stroke or heart disease? Yes No If yes, provide details (i.e., relationship, type of disease, age diagnosed, current age or age at death):
26. Have you ever had any life, health or disability insurance rated, ridered or declined? (If yes, explain below) ... Yes No
DETAILS TO QUESTIONS 21-26
Quest. # Include dates and details as requested above.

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